FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended June 6, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

News Release, June 6, 2005 - English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

June 6, 2005

SYMBOL:  VVV

VANNESSA ANNOUNCES $1,600,000 RAISED

Vannessa Ventures Ltd. (the "Company") - The Company is pleased to announce that it has received a total of 1.6 million dollars in respect of the issue of 4 million shares upon exercise of 4 million warrants.  The 4 million warrants exercised represented 93 percent of the total number of warrants issued in the Company's private placement of June 2003.  Included in the 4 million warrants exercised were 2.9 million held by Exploram Enterprises Ltd., the majority shareholder in the Company, which increased their shareholdings in the Company to 52.6 percent on a fully diluted basis.

The proceeds will be used to advance the Company’s activities on the Cerro Crucitas project in Costa Rica, the Marudi property in Guyana and to continue the process of International Arbitration seeking return of the property, or compensation, for the Las Cristinas property in Venezuela.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."